SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)*

                              Barnes & Noble, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    067774109
                                 --------------
                                 (CUSIP Number)

                                 Leonard Riggio.
                            c/o Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011
                                 (212) 633-3300
                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 7, 2005
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Leonard Riggio
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF, AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      7    SOLE VOTING POWER

SHARES              11,582,234
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            2,505,702
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,582,234
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                2,505,702
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,800,418
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%
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14   TYPE OF REPORTING PERSON*

     IN
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

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed by Leonard Riggio to amend and supplement Items 3, 4 and 5(a) and (b) of his prior
Schedule 13D with respect to the common stock, $.001 par value (the "Common Stock"), of Barnes & Noble, Inc., a Delaware corporation (the "Company"), as such Schedule 13D has previously been amended and supplemented.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Riggio intends to use his personal funds and/or funds of B&N College (as defined below) to acquire additional Common Stock.

Item 4.  Purpose of Transaction.

     Mr. Riggio currently intends to purchase from time to time, directly or indirectly through B&N College, additional shares of Common Stock in the open market or through privately negotiated transactions, on such terms and at such prices as he may determine. Mr. Riggio may discontinue such purchases at any time. Mr. Riggio intends to coordinate such purchases with any repurchases by the Company under its previously announced stock repurchase program, to ensure that such purchases and those of the Company comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Except as indicated, Mr. Riggio has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Mr. Riggio is the beneficial owner of 14,800,418 shares, or 20.8%, of the Common Stock, 13,535 of which are restricted shares and 990,740 of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment No. 5. Mr. Riggio is the direct beneficial owner of 9,894,211 shares of Common Stock, including the restricted shares and the shares issuable upon the exercise of the aforementioned stock options. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except for 964,202 of the shares issuable upon the exercise of stock options which he holds for the benefit of his brother Stephen Riggio pursuant to an agreement between them dated July 24, 2002. Mr. Riggio is the indirect beneficial owner of 2,652,234 shares of Common Stock registered in the name of Barnes & Noble College Booksellers, Inc. ("B&N College"), a New York corporation of which Mr. Riggio directly owns all of the voting securities. As the owner of all of the voting securities of B&N College, Mr. Riggio has the sole power to direct the vote and disposition of the shares owned by B&N College. Mr. Riggio is the indirect beneficial owner of 1,541,500 shares of Common Stock as a co-trustee of The Riggio Foundation, a charitable trust. Mr. Riggio shares the power to vote and dispose of such shares with his wife, Louise Riggio, who is the other co-trustee of The Riggio Foundation. An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a "controlling interest" in the Company (defined as 40% or more of the outstanding Common Stock). Mr. Riggio has no voting control over the shares in the rabbi trust.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 7, 2005

                                /s/ Leonard Riggio
                                --------------------------------
                                Leonard Riggio